                                 SCHEDULE 13D

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                   Under the Securities Exchange Act of 1934


                             MED Diversified, Inc.
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                  26873Q 10 1
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                                (CUSIP Number)


                                Cary W. Purcell
                          Purcell & Scott Co., L.P.A.
                              6035 Memorial Drive
                               Dublin, OH  43017
                          Telephone:  (614) 761-9990
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 27, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and copies of the schedule, including all exhibits, delivered pursuant to Rule 13d-7.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

     Lance K. Poulsen
     Barbara L. Poulsen

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a) [   ]    (b) [   ]


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3  SEC USE ONLY



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4  SOURCE OF FUNDS:  OO



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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2
   (d) OR 2 (e):      [   ]


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6  CITIZENSHIP OR PLACE OF ORGANIZATION:

     Lance K. Poulsen        State of Florida
     Barbara L. Poulsen      State of Florida

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   Number of          7  SOLE VOTING POWER:
     Shares              Lance K. Poulsen      10,250,000
                         Barbara L. Poulsen      10,246,000

                     ----------------------------------------------------------
  Beneficially        8  SHARED VOTING POWER:      5,000,000
    Owned by
                     ----------------------------------------------------------
      Each            9  SOLE DISPOSITIVE POWER:
   Reporting             Lance K. Poulsen      10,250,000
                         Barbara L. Poulsen      10,246,000

                     ----------------------------------------------------------
  Person With         10  SHARED DISPOSITIVE POWER:   5,000,000


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

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     Lance K. Poulsen    25,496,000 (this includes Mr. Poulsen's 10,250,000
                         shares, Ms. Poulsen's 10,246,000 shares, and 5,000,000 shares held by South Atlantic Investments, LLC)

     Barbara L. Poulsen  25,496,000 (this includes Mr. Poulsen's 10,250,000 shares, Ms. Poulsen's 10,246,000 shares, and 5,000,000 shares held by South Atlantic Investments, LLC)

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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [x]


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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     Lance K. Poulsen    Approximately 19.1% (inclusive of approximately 7.7%
                         held by Mr. Poulsen, 7.7% held by Ms. Poulsen, and 3.8% held by South Atlantic Investments, LLC)

     Barbara L. Poulsen  Approximately 19.1% (inclusive of approximately 7.7%
                         held by Mr. Poulsen, 7.7% held by Ms. Poulsen, and 3.8% held by South Atlantic Investments, LLC)

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14  TYPE OF REPORTING PERSON:

     Lance K. Poulsen        IN
     Barbara L. Poulsen      IN


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ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock of MED Diversified, Inc., a Nevada corporation (formerly known as e-MedSoft.com, Inc. and referred to herein as "MED Diversified" or "Issuer"). The principal executive offices of MED Diversified are located at 200 Brickstone Square, Suite 403, Andover, Massachusetts 01810.

ITEM 2.  IDENTITY AND BACKGROUND.

     The reporting persons filing this statement are Lance K. Poulsen and Barbara L. Poulsen, husband and wife, with a mailing address of 18501 Murdock Circle, Suite 302, Port Charlotte, Florida 33948 (individually "Mr. Poulsen and "Ms. Poulsen" and collectively, "The Poulsens").

     To the best of Mr. Poulsen's and Ms. Poulsen's knowledge, neither Mr. Poulsen nor Ms. Poulsen is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). The Poulsens are citizens of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 6, 2001, Mr. Poulsen and Ms. Poulsen each received a warrant to purchase 4,356,000 shares of Common Stock at $4.00 per share. The warrants were received as additional consideration in connection with the merger of Chartwell Diversified Services, Inc. into a subsidiary of MED Diversified. The warrants are exercisable for 20% of the shares commencing August 6, 2002, for 40% of the shares commencing August 6, 2003, 60% of the shares commencing August 6, 2004, 80% of the shares commencing August 6, 2005, and 100% of the shares on August 6, 2006. However, it was determined that these warrants were incorrectly issued and it is currently intended that these warrants, and two other identical warrants held by others, will be transferred back to Issuer and then reissued to the shareholders of National Century Financial Enterprises, Inc., an Ohio corporation ("NCFE"), or their designees in approximate proportion to their interests in NCFE. It is anticipated that upon such transfer, and absent a designation by either Mr. Poulsen or Ms. Poulsen, Mr. Poulsen and Ms. Poulsen will each be the recipients of warrants to purchase approximately 3,485,000 shares of Common Stock.

     On August 6, 2001, Mr. Poulsen and Ms. Poulsen each received 108,900 shares of Convertible Preferred Stock of Issuer. These shares were acquired in connection with the merger of Chartwell Diversified Services, Inc. into a subsidiary of MED Diversified. The Convertible Preferred Stock was converted on December 27, 2001 pursuant to shareholder approval of the authorization of additional shares of Common Stock into which the Convertible Preferred Stock would be converted. Every one (1) share of Convertible Preferred Stock was converted into one hundred (100) shares of Common Stock. As the result of the December 27, 2001 shareholder vote of MED Diversified authorizing the issuance of such Common Stock, Mr. Poulsen's 108,900 shares of Convertible Preferred Stock were converted into 10,890,000 shares of Common Stock and Ms. Poulsen's 108,900 shares of Convertible Preferred Stock were converted into 10,890,000 shares of Common Stock.

     Mr. Poulsen designated South Atlantic Investments, LLC, an Ohio limited liability company ("South Atlantic") that the Poulsens may be deemed to control, as the holder of the certificates representing 2,500,000 of the 10,890,000 shares of Common Stock distributable to Mr. Poulsen upon the conversion of the Convertible Preferred Stock. Ms. Poulsen designated South Atlantic as the holder of the certificates representing 2,500,000 of the 10,890,000 shares of Common Stock distributable to Ms. Poulsen upon the conversion of the Convertible Preferred Stock. Mr. Poulsen and Ms. Poulsen also designated FLOHAZ Partners, LLC, an Delaware limited liability company ("FLOHAZ") in which each owns a 25% interest, as the holder of the certificates representing 2,500,000 of their respective 10,890,000 shares of Common Stock that were distributed to them upon the conversion of the Convertible Preferred Stock. Neither Mr. Poulsen nor Ms. Poulsen have control over the voting or disposition of the shares held by this limited liability company.

     Prior to August 6, 2001, Mr. Poulsen used his personal funds to acquire 4,000 shares of Common Stock in open market transactions at the then prevailing market price.

ITEM 4.  PURPOSE OF TRANSACTION.

     This statement relates to the 10,250,000 shares of Common Stock that are owned by Mr. Poulsen, the 10,246,000 shares of Common Stock that are owned by Ms. Poulsen, and the 5,000,000 shares of Common Stock that are owned by South Atlantic, each as a result of the transactions set forth in Item 3 above.

     The purpose of the acquisition of the shares of Common Stock is described in Item 3 above. Neither Mr. Poulsen nor Ms. Poulsen has any plans or proposals which would be required to be described pursuant to Item 4 of this Schedule 13D; provided, however, that FLOHAZ is currently contemplating using some of the shares of MED Diversified which it owns to provide security for a line of credit, from a third party, for MED Diversified which line may be used by MED Diversified in connection with an acquisition that has previously been disclosed by MED Diversified.

(a)  Other than as set forth in Item 3 above, not applicable.

(b)  Other than as set forth in Items 3 and 4 above, not applicable.

(c)  Not applicable.

(d)  Not applicable.

(e)  Other than as set forth in Item 3 above, not applicable.

(f)  Not applicable.

(g)  Not applicable.

(h)  Not applicable.

(i)  Not applicable.

(j) Other than described above, neither Mr. Poulsen nor Ms. Poulsen currently has any plan or proposal, or knowledge thereof, that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Poulsen may be deemed to be the beneficial owner of 25,496,000 shares of Common Stock. Such Common Stock constitutes approximately 19.14% of the issued and outstanding shares of MED Diversified Common Stock based on the number of shares of MED Diversified Common Stock outstanding as of November 8, 2001 as represented by MED Diversified in its Form 10-Q filed with the SEC for the quarter ended September 30, 2001 plus the 50,000,000 shares of MED Diversified Common Stock that were issued pursuant to a December 27, 2001 shareholder vote approving the conversion of the Convertible Preferred Stock into Common Stock as reported in a December 28, 2001 press release.

     Of the 25,496,000 shares of Common Stock that may be deemed to be beneficially owned by Mr. Poulsen, 10,246,000 shares are held by Ms. Poulsen and 5,000,000 shares are held by South Atlantic.

     The remaining 10,250,000 shares are held by Mr. Poulsen, of which 4,000 are shares issued and outstanding that were purchased in open market transactions, 4,356,000 are shares of Common Stock to which Mr. Poulsen is entitled to receive upon the exercise of a warrant, and 5,890,000 are shares of Common Stock that are issued and outstanding as a result of the conversion of his 108,900 shares of Convertible Preferred Stock. Mr. Poulsen has the sole power to vote or direct the voting and to dispose or direct the disposition of 10,250,000 shares of the 25,496,000 shares of Common Stock reported and Mr. Poulsen shares the power to vote or direct the voting and to dispose or direct the disposition of the 5,000,000 shares held by South Atlantic. Mr. Poulsen disclaims any beneficial ownership of the reported shares held by Ms. Poulsen and South Atlantic.

     Ms. Poulsen may be deemed to be the beneficial owner of 25,496,000 shares of Common Stock. Such Common Stock constitutes approximately 19.14% of the issued and outstanding shares of MED Diversified Common Stock based on the number of shares of MED Diversified Common Stock outstanding as of November 8, 2001 as represented by MED Diversified in its Form 10-Q filed with the SEC for the quarter ended September 30, 2001 plus the 50,000,000 shares of MED Diversified Common Stock that were issued pursuant to a December 27, 2001 shareholder vote approving the conversion of the Convertible Preferred Stock into Common Stock as reported in a December 28, 2001 press release.

     Of the 25,496,000 shares of Common Stock that may be deemed to be beneficially owned by Ms. Poulsen, 10,250,000 shares are held by Mr. Poulsen and 5,000,000 shares are held by South Atlantic. The remaining 10,246,000 shares are held by Mr. Poulsen, of which 4,356,000 are shares of Common Stock to which Ms. Poulsen is entitled to receive upon the exercise of a warrant, and 5,890,000 are shares of Common Stock that are issued and outstanding as a result of the conversion of her 108,900 shares of Convertible Preferred Stock. Ms. Poulsen has the sole power to vote or direct the voting and to dispose or direct the disposition of 10,250,000 shares of the 25,496,000 shares of Common Stock reported and Ms. Poulsen shares the power to vote or direct the voting and to dispose or direct the disposition of the 5,000,000 shares held by South Atlantic. Ms. Poulsen disclaims any beneficial ownership of the reported shares held by Mr. Poulsen and South Atlantic.

     Mr. Poulsen and Ms. Poulsen each own a 25% interest in FLOHAZ, the beneficial owner of 10,000,000 shares of Common Stock committed to it by its members. However, neither Mr. Poulsen, Ms. Poulsen, nor South Atlantic has control over the voting or disposition of such shares and, accordingly, each disclaims any beneficial ownership thereof. Mr. Poulsen and Ms. Poulsen are each members of Healthcare Capital, LLC, a Nevada limited liability company ("Healthcare Capital") that owns 368,000 shares of the Common Stock of MED Diversified. Neither Mr. Poulsen, Ms. Poulsen, nor South Atlantic has control over the voting or disposition of such shares and each disclaims any beneficial ownership of Healthcare Capital's shares. Further, Mr. Poulsen and Ms. Poulsen are members of the board of directors of NCFE that owns 4,990,000 shares of Common Stock of MED Diversified. Mr. Poulsen also serves as NCFE's President and Chairman. However, neither Mr. Poulsen, Ms. Poulsen nor South Atlantic have the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock and each of Mr. Poulsen and Ms. Poulsen disclaim any beneficial ownership of the shares of MED Diversified Common Stock that were issued to NCFE.

(b) South Atlantic may be deemed to be the beneficial owner of 5,000,000 shares of Common Stock. Such Common Stock constitutes approximately 3.8% of the issued and outstanding shares of MED Diversified Common Stock based on the number of shares of MED Diversified Common Stock outstanding as of November 8, 2001 as represented by MED Diversified in its Form 10-Q filed with the SEC for the quarter ended September 30, 2001 plus the 50,000,000 shares of MED Diversified Common Stock that were issued pursuant to a December 27, 2001 shareholder vote approving the conversion of the Convertible Preferred Stock into Common Stock as reported in a December 28, 2001 press release.

     The 5,000,000 shares of Common Stock reported represent those that South Atlantic was designated to receive upon the conversion of Mr. Poulsen's and Ms. Poulsen's 108,900 shares of Convertible Preferred Stock. Mr. Poulsen and Ms. Poulsen may be deemed to have control of South Atlantic and therefore, deemed to have the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock. Nevertheless, both Mr. Poulsen and Ms. Poulsen disclaim any beneficial ownership of the shares of MED Diversified Common Stock held by South Atlantic.

     NCFE may be deemed the beneficial owner of 4,990,000 shares of Common Stock of MED Diversified. Such Common Stock constitutes approximately 3.8% of the issued and outstanding shares of MED Diversified as of November 8, 2001 as represented by MED Diversified in its Form 10-Q filed with the SEC for the quarter ended September 30, 2001 plus the 50,000,000 shares of MED Diversified Common Stock that were issued pursuant to a December 27, 2001 shareholder vote approving the conversion of the Convertible Preferred Stock into Common Stock as reported in a December 28, 2001 press release. NCFE has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock. However, NCFE disclaims any beneficial ownership of the shares of MED Diversified Common Stock that were issued to Mr. Poulsen, Ms. Poulsen, South Atlantic, FLOHAZ and Healthcare Capital.

     FLOHAZ may be deemed the beneficial owner of the 10,000,000 shares of Common Stock that have been committed to it by its members. Such Common Stock constitutes approximately 7.5% of the issued and outstanding shares of MED Diversified as of November 8, 2001 as represented by MED Diversified in its Form 10-Q filed with the SEC for the quarter ended September 30, 2001 plus the 50,000,000 shares of MED Diversified Common Stock that were issued pursuant to a December 27, 2001 shareholder vote approving the conversion of the Convertible Preferred Stock into Common Stock as reported in a December 28, 2001 press release. FLOHAZ has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock. However, FLOHAZ disclaims any beneficial ownership of the shares of MED Diversified Common Stock that were issued to Mr. Poulsen, Ms. Poulsen, South Atlantic, Healthcare Capital and NCFE.

     Healthcare Capital may be deemed the beneficial owner of 368,000 shares of Common Stock of MED Diversified. Such Common Stock constitutes approximately 0.3% of the issued and outstanding shares of MED Diversified as of November 8, 2001 as represented by MED Diversified in its Form 10-Q filed with the SEC for the quarter ended September 30, 2001 plus the 50,000,000 shares of MED Diversified Common Stock that were issued pursuant to a December 27, 2001 shareholder vote approving the conversion of the Convertible Preferred Stock into Common Stock as reported in a December 28, 2001 press release. Healthcare Capital has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock. However, Healthcare Capital disclaims any beneficial ownership of the shares of MED Diversified Common Stock that were issued to Mr. Poulsen, Ms. Poulsen, South Atlantic, FLOHAZ and NCFE.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in elsewhere in this Schedule 13D, none.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Agreement between Mr. Poulsen and Ms. Poulsen to file on this same Schedule 13D.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: 01/07/02                            /s/ Lance K. Poulsen
                                          --------------------------------------
                                          By:  Lance K. Poulsen


Date: 01/07/02                            /s/ Barbara L. Poulsen
                                          --------------------------------------
                                          By:  Barbara L. Poulsen

                                   AGREEMENT

     The undersigned do hereby acknowledge and agree that the form of
Schedule 13D to which this Agreement is attached does represent information regarding their collective holdings in MED Diversified, Inc. (formerly known as e-MedSoft.com) and that the Schedule 13D is being jointly filed on behalf of each of the undersigned.



/s/ Lance K. Poulsen                    Date  01/07/02
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Lance K. Poulsen


/s/ Barbara L. Poulsen                  Date  01/07/02
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Barbara L. Poulsen